Exhibit 2.7
ASSET PURCHASE AGREEMENT
BY AND AMONG
SPI PETROLEUM LLC,
SIMONS PETROLEUM, INC.,
SPI ACQUISITION LLC,
N&J SHINGLE OIL SERVICES LIMITED LIABILITY COMPANY,
TOM E. TREVENEN D/B/A/ J&T TRUCKING,
TREVCO, INC.
AND
THE SHAREHOLDERS OF TREVCO, INC.
JUNE 8, 2005

-i-

TABLE OF CONTENTS
(Continued)

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TABLE OF CONTENTS
(Continued)

		Page

10.10	No Third Party Beneficiaries	37
10.11	Amendments and Waivers	37
10.12	Number and Gender of Words	37
10.13	Invalid Provisions	37
10.14	Multiple Counterparts	37
10.15	No Rule of Construction	38
10.16	Expenses	38

-iii-

ANNEXES

Name

Annex I	Index of Defined Terms
EXHIBITS

Name

Exhibit A	Form of Promissory Note and Guaranty Agreement
Exhibit B	Form of Subordination Agreement
Exhibit C	Form of Opinion of Counsel to the Selling Parties
Exhibit D	Form of Bill of Sale
Exhibit E	Form of Assignment and Assumption Agreement
Exhibit F	Form of Executive Unit Agreement
Exhibit G-1	Form of Lease Agreement (702 Industrial Avenue)
Exhibit G-2	Form of Lease Agreement (331 and 333 Barclay)
Exhibit G-3	Form of Lease Agreement (336 Ranney)
Exhibit H	Form of Transition Services Agreement

-iv-

ASSET PURCHASE AGREEMENT
     This Asset Purchase Agreement (“Agreement”) is made this 8th day of June, 2005 by and among SPI Petroleum LLC, a Delaware limited liability company (“Parent”), Simons Petroleum, Inc., an Oklahoma corporation (“Simons”), SPI Acquisition LLC, a Delaware limited liability company (“SPI”, and together with Parent and Simons, the “Buyer”), Trevco, Inc., a Colorado corporation d/b/a Trevenen Oil Distributing and Grand Valley Oil and Fuel (“Seller”), N&J Shingle Oil Services Limited Liability Company, a Colorado limited liability company (“NJS”), Tom E. Trevenen d/b/a/ J&T Trucking, a sole proprietorship (“JTT”), and each shareholder of Trevco, Inc. listed on the signature page(s) hereto (each individually, an “Owner” and collectively, the “Owners”). NJS, JTT, the Owners and Seller are collectively referred to herein as the “Selling Parties.” The Selling Parties and Buyer are collectively referred to herein as the “Parties.”
     WHEREAS, Seller is in the business of marketing and distributing petroleum products (the “Business”) in the State of Colorado and the surrounding geographic area; and
     WHEREAS, NJS and JTT own and operate certain rolling stock used by Seller in the Business; and
     WHEREAS, the Owners are actively engaged on a day-to-day basis in the Business; and
     WHEREAS, Buyer wishes to purchase the Business as a going concern along with substantially all of Seller’s assets, upon the terms and conditions set forth herein;
     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements stated herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
CLOSING
     1.1 Closing. The closing of the transactions contemplated by this Agreement (“Closing”) will take place at 10:00 a.m. at the offices of Bracewell & Giuliani LLP, 711 Louisiana, Suite 2300, Houston, TX 77002 on June 8, 2005 or at such other date, time or place as the Parties may agree (the “Closing Date”); provided that each of the conditions precedent to the obligations of the Parties to effect such transactions set forth in Article VII of this Agreement are then satisfied or waived by the applicable Party.
ARTICLE II
PURCHASE AND SALE
     2.1 Purchased Assets and Excluded Assets.
          (a) Seller’s Assets. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties and indemnities hereinafter set forth, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase from Seller, free and clear of all Liens, the Business, including all the assets, properties and rights of Seller (collectively, the “Seller Assets”), including, without limitation, the following, and excluding only the Excluded Assets:
          (i) All personal property, tools, equipment, machinery, dies, patterns, furniture, fixtures, automobiles, trucks, trailers, vehicles, transportation equipment, service equipment, computer equipment and leasehold improvements, including, without limitation, those listed on Schedule 2.1(a)(i);
          (ii) All inventories of fuel, oil, lubricants, products, work in process, raw materials, supplies, spare parts and packing and shipping material, exclusive of consigned inventory owned by and held on behalf of third parties wherever located;
          (iii) All contracts, agreements, computer software programs, licenses (including computer software licenses) and personal property leases, including, without limitation, those listed on Schedule 2.1(a)(iii) (the “Contracts”);
          (iv) All rights under express or implied warranties, if any, from the suppliers of Seller, manufacturers or others;
          (v) All of the accounts and notes receivable and advance payments (including allowances for deductions from remittances), airline travel advances, employee advances, rebates receivable, deposits on bids, other receivables and claims receivables (the “Receivables”);
          (vi) All prepaid and deferred items (including prepaid rent and other prepaid expenses) or credits and deposits, rights of offset and credits and claims for refund;
          (vii) All governmental licenses, certificates, permits, franchises, approvals, authorizations, exemptions, registrations, and rights of the Business (the “Permits”), including, without limitation, those listed on Schedule 2.1(a)(vii);
          (viii) All intellectual property rights used in the Business, including patents, patent applications, trade names, service marks, service mark applications, trademarks, trademark applications, copyrights, copyright applications, trade secrets and confidential business information (whether patentable or unpatentable) (the “Intellectual Property”) and the goodwill associated therewith, including, without limitation, those listed in Schedule 2.1(a)(viii), but subject to the licensing provisions of Section 6.11;
          (ix) All of the books, records, manuals, documents, books of account, correspondence, sales and credit reports, supplier lists, customer lists, distribution lists, bid and quote information, literature, catalogs, brochures, advertising material and the like and copies of all financial records and work papers necessary of helpful to the preparation of the Closing Balance Sheet (as defined in Section 2.3(a));
          (x) [intentionally removed];

          (xi) All bank accounts, a complete and accurate list of which is set out on Schedule 2.1(a)(xi);
          (xii) All cash, cash equivalents, marketable securities and short term investments;
          (xiii) All assets acquired by SPI after the Closing in accordance with Section 6.3(c)(iv);
          (xiv) All other assets, tangible or intangible, owned or leased, including claims, causes of action and rights against third parties.
          (b) NJS’s Assets. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties and indemnities hereinafter set forth, at the Closing, NJS shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase from NJS, free and clear of all Liens, the automobiles, trucks, trailers, vehicles, transportation equipment and other rolling stock identified on Schedule 2.1(b) (the “NJS Vehicles”).
          (c) JTT’s Assets. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties and indemnities hereinafter set forth, at the Closing, JTT shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase from JTT, free and clear of all Liens, the automobiles, trucks, trailers, vehicles, transportation equipment and other rolling stock identified on Schedule 2.1(c) (the “JTT Vehicles” and, collectively with the NJS Vehicles, the “Other Vehicles”).
          (d) Owner Assets. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties and indemnities hereinafter set forth, at the Closing, the Owners shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase from the Owners, free and clear of all Liens, all goodwill and other intangible assets of the Owners, held or used by the Owners in connection with the Business, including the rights to use the names “Trevenen” and “Trevco” in accordance with Section 6.11 (the “Owner Assets”).
The Seller Assets, NJS Vehicles, JTT Vehicles and Owner Assets are collectively referred to herein as the “Purchased Assets”.
          (e) Distribution of Purchased Assets. The Purchased Assets shall be acquired by Buyer as follows:
          (i) Parent shall acquire the first $300,000 in cash or receivables of Seller, and Simons shall acquire all remaining working capital assets of Seller, in either case to the extent shown on the Closing Balance Sheet; and
          (ii) SPI shall acquire all remaining Purchased Assets.
          (f) Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include, and Buyer will not purchase, the following assets of Seller (collectively, the “Excluded Assets”):

          (i) insurance policies or insurance contracts and rights thereunder, including, without limitation, prepaid insurance;
          (ii) Seller Plans (as defined in Section 4.20);
          (iii) minute books, stock transfer records and the corporate seal;
          (iv) federal or state income tax refunds arising from or pertaining to periods prior to the Closing Date;
          (v) Seller’s rights under this Agreement;
          (vi) the accounts receivable and notes set forth on Schedule 2.1(f)(vi), which schedule includes a list of all accounts receivable and notes from officers, employees and shareholders of Seller and all their Affiliates;
          (vii) all fuel inventories of Seller located on the Meeker Property or Rangely Property (each as defined below) and such additional assets and contracts as are set forth on Schedule 2.1(f)(vii);
          (viii) all real property and all rights under agreements, leases and use agreements related to the use of real property and other contracts, permits and agreements of a similar nature, a complete and accurate list of which is set out on Schedule 2.1(f)(viii) (the “Leases”), including, without limitation, the Lease Agreement dated May 1, 2005, between Petro-Mark Montrose, LLC, as landlord, and Seller, as lessor, concerning the Grand Junction Property (the “Grand Junction Lease”) and all fixtures and improvements to the property subject to the Grand Junction Lease;
          (ix) any assets of NJS or JTT except for the NJS Vehicles and JTT Vehicles;
          (x) any assets to be disassembled after the Closing in accordance with Section 6.3(c)(iv); provided, however, that if and when SPI takes title to any such assets in accordance with Section 6.3(c)(iv), the assets acquired by SPI shall no longer be deemed “Excluded Assets” and shall instead be deemed “Purchased Assets;” and
          (xi) the Chevron Lubrication Marketer Agreement effective as of March 1, 2003 between ChevronTexaco Global Lubricants, a division of Chevron U.S.A., Inc., and Seller (the “Marketer Agreement”) and all assets, including, but not limited to, real property, personal property, equipment, receivables, customer lists and other intangible assets, used by Seller as of immediately prior to Closing in the sale and distribution of the Products (as defined in the Marketer Agreement) (the “Chevron Assets”), including, without limitation, such property, equipment and receivables set forth on Schedule 2.1(f)(xi).
     2.2 Purchase Price.

          (a) The purchase price (“Purchase Price”) being paid to the Selling Parties for the Purchased Assets and the Business shall be:
          (i) An amount (the “Cash Consideration”) equal to (i) $3,780,175 plus (ii) the amount of cash, cash equivalents, marketable securities and short term investments reflected on the Closing Balance Sheet, plus (iii) the amount of any positive Cash Adjustment Amount determined pursuant to Section 2.3, or minus (iv) the amount of any negative Cash Adjustment Amount determined pursuant to Section 2.3, minus (v) the Proration Amount (as defined in Section 2.4), to be paid by SPI to Seller;
          (ii) A promissory note (the “Promissory Note”) in the form of Exhibit A executed by SPI, guaranteed by Parent pursuant to a Guaranty Agreement (the “Guaranty Agreement”) in the form of Exhibit A, payable to the order of the Owners in an aggregate principal amount equal to $700,000 plus or minus the Note Adjustment Amount (as defined in Section 2.3(a)) as determined in accordance with Section 2.3(c), which Promissory Note shall be subject to the terms and conditions of the Subordination Agreement among PNC Bank, National Association, SPI and the Owners, in the form of Exhibit B (the “Subordination Agreement”);
          (iii) An amount equal to (a) $130,000 to be paid to NJS for the NJS Vehicles and (b) $400,000 to be paid to JTT for the JTT Vehicles (the “Other Vehicle Consideration”)
          (iv) An aggregate of 3000 Senior Preferred Units (the “Senior Preferred Units”) (with an agreed upon value of $300,000) of Parent having the rights, benefits, restrictions and obligations set forth for such Senior Preferred Units in the operating agreement of Parent, to be delivered by Parent;
          (v) Twelve (12) payments of $4,500 each; and
          (vi) The assumption by SPI and Simons of the Assumed Liabilities in accordance with Section 3.1.
          (b) The Purchase Price shall be paid as follows:
          (i) At Closing:
          (1) An amount (the “Closing Cash Consideration”) equal to (i) the Cash Consideration (as determined in accordance with Section 2.3(b)) plus the Other Vehicle Consideration minus (ii) $600,000 (the “Holdback Amount”), shall be paid as follows: (i) first, an amount necessary to satisfy in full the Company Debt (as defined in Section 6.10) shall be paid in accordance with the terms and conditions of the Seller Debt Pay-Off Agreements as provided in Section 6.10 and (ii) second, all remaining funds shall be delivered in immediately available funds to an account or accounts as designated by Seller in writing prior to Closing;
          (2) The Promissory Note, together with the Guaranty Agreement, shall be executed and delivered to the Owners;

          (3) The Senior Preferred Units shall be issued by Parent in the name of, and delivered to, Jeff Trevenen;
          (4) Buyer shall make twelve (12) monthly payments to Seller in the amount of $4,500 each, such payments to be made by check mailed to Seller on or before the last day of each of the twelve (12) successive months beginning in June, 2005 and ending in May, 2006; and
          (5) The Assumed Liabilities shall be assumed by SPI and Simons in accordance with Section 3.1.
          (ii) After Closing, the Parties shall make the payments required by, and in accordance with, the terms of Section 2.3(c)(ii).
     2.3 Purchase Price Adjustment.
          (a) Definitions. For the purposes hereof:
          (1) The “Cash Adjustment Amount” (and whether it is positive or negative) shall be determined as follows:
          a. If the Net Working Capital Adjustment is positive, then the Cash Adjustment Amount shall mean an amount equal to eighty percent (80%) of the Net Working Capital Adjustment.
          b. If the Net Working Capital Adjustment is negative, then the Cash Adjustment Amount shall mean an amount equal to the sum of (i) 80% of the first $1,000,000 of the Net Working Capital Adjustment plus (ii) the remaining Net Working Capital Adjustment.
          (2) The term “Closing Balance Sheet” shall mean an unaudited balance sheet of the Business (but excluding the value of the Other Vehicles), prepared on a basis consistent with, and including the items presented on, Schedule 4.7(a), as of May 31, 2005 (the “Closing Balance Sheet Date”).
          (3) The “Net Working Capital Adjustment” shall mean the result obtained by subtracting (i) $3,501,960 from (ii) the Net Working Capital Balance shown on the Closing Balance Sheet. For purposes of calculating the Net Working Capital Adjustment: (1) the term “Net Working Capital Balance” means the amount by which the Included Current Assets exceed the sum of the Included Current Liabilities; (2) the term “Included Current Assets” means all current assets (as defined by United States generally accepted accounting principles and practices consistently applied (“GAAP”)) of the Business, as shown on the Closing Balance Sheet and as calculated on a basis consistent with Schedule 4.7(a), other than the Excluded Assets and the amount of cash, cash equivalents, marketable securities and short term investments reflected on the Closing Balance Sheet; provided, however, that for the purposes of this Section 2.3 and regardless of the requirements of GAAP, fuel, oil and lubricant inventories shall be valued at Fair Market Value as of the Closing Balance Sheet Date, net of any reserves for excess, obsolete or off-spec quantities; (3) the term “Included Current Liabilities” means all current liabilities (as defined by GAAP) included in the Assumed Liabilities (as defined in Section 3.1) as shown on the Closing Balance Sheet and as calculated on a basis consistent with Schedule 4.7(a); and (4) the term “Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, provided that, the determination of Fair Market Value shall be by Buyer acting reasonably and in good faith.
          (4) The “Note Adjustment Amount” shall mean an amount equal to (i) twenty percent (20%) of the Net Working Capital Adjustment, provided that the Net Working Capital Adjustment is positive and (ii) twenty percent (20%) of the first $1,000,000 of the Net Working Capital Adjustment, provided that the Net Working Capital Adjustment is negative.
          (b) Closing Date Adjustment. Not less than five (5) business days prior to the scheduled Closing Date, Seller shall make available for review by Buyer unaudited financial statements of the Business (but excluding the value of the Other Vehicles) as of and through the most recently completed month end which are available. Not less than three (3) days before the Closing Date, Seller shall prepare and furnish Buyer a good faith estimate (the “Closing Estimate”) of the Closing Balance Sheet, the Cash Adjustment Amount and the Cash Consideration based upon such Closing Balance Sheet and all relevant details and supporting documentation regarding such calculations. Buyer shall review the Closing Estimate and confer with Seller regarding the amount thereof prior to the Closing Date, and the Closing Estimate shall not be deemed final until approved in writing by SPI. Seller shall provide Buyer three day’s advance notice of the time and place for the physical taking of inventory to be included in the Closing Estimate at each of Seller’s applicable facilities, and hereby grants Buyer the right to observe each such taking of inventory. The Parties will assign personnel to participate in the physical count and procedures at all locations with material inventories.
          (c) Post-Closing Adjustment.
          (i) Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller the Closing Balance Sheet and a calculation of the Cash Adjustment Amount, Note Adjustment Amount and the Cash Consideration based upon such Closing Balance Sheet (the “Final Cash Consideration”). Seller and a single firm of independent public accountants designated by Seller (the “Seller’s Accountants”) will be entitled to reasonable access during normal business hours to the relevant records and working papers of Buyer to aid in their review of the Closing Balance Sheet, Cash Adjustment Amount, Note Adjustment Amount and Final Cash Consideration. Seller will be solely responsible for all costs of the Seller’s Accountants. The Closing Balance Sheet, Cash Adjustment Amount, Note Adjustment Amount and Final Cash Consideration shall be deemed to be accepted by and shall be conclusive for the purposes of the adjustment described in this Section 2.3(c) with respect to the Selling Parties except to the extent, if any, that Seller shall have delivered, within thirty (30) days after the date on which such Closing Balance Sheet is delivered to Seller, a written notice from Seller to Buyer stating each and every item to which Seller takes exception as not being in accordance with GAAP or otherwise being incorrect, specifying in reasonable detail the nature and extent of any such exception (it being understood that any amounts not disputed shall be deemed accepted). If a change proposed by Seller is disputed by Buyer, then Buyer and Seller shall negotiate in good faith to resolve such dispute. If, after a period of ten (10) days following the date on which Seller gives Buyer notice of any such proposed change, any such proposed change still remains disputed, then PricewaterhouseCoopers LLP, or such other independent public accountants mutually agreed upon (the “Accounting Firm”), shall resolve any remaining disputes. The Accounting Firm shall act as an arbitrator to determine, based solely on presentations by Seller and Seller’s Accountant and Buyer and its accounting firm, and not by independent review, only those issues still in dispute. The Accounting Firm shall deliver to Seller and Buyer, as promptly as practicable, a report setting forth its findings. The decision of the Accounting Firm shall be final and binding and shall be in accordance with the provisions of this Section 2.3(c). All of the fees and expenses of the Accounting Firm shall be allocated between Buyer, on the one hand, and Seller, on the other hand, by the Accounting Firm based upon the percentage which the portion of the contested amount resolved in favor of Buyer or Seller, as the case may be, bears to the amount actually disputed by such Parties. For example, if Seller contests $1,000 of the Cash Adjustment Amount determined from the Closing Balance Sheet, and if the Accounting Firm ultimately resolves the dispute in favor of Seller by $600 of the $1,000 amount in dispute, then the costs and expenses of the Accounting Firm will be allocated 60% (i.e., 600/1,000) to Buyer and 40% (i.e., 400/1,000) to Seller.
          (ii) After the final determination of the Final Cash Consideration and Note Adjustment Amount in accordance with Section 2.3(c)(i):
          (1) If the Final Cash Consideration exceeds the Closing Cash Consideration, then the Buyer shall pay an amount equal to such excess within five (5) business days of the final determination of the Final Cash Consideration by wire transfer of immediately available funds to the accounts designated by Seller.
          (2) If the Closing Cash Consideration exceeds the Final Cash Consideration, then Seller shall pay to the Buyer an amount equal to such excess within five (5) business days of the final determination of the Final Cash Consideration by wire transfer of immediately available funds to the accounts designated by Buyer.
          (3) The aggregate principal amount of the Promissory Note shall be adjusted, as applicable, to reflect the final determination of the Note Adjustment Amount, and SPI shall prepare and deliver to the Owners a substitute Promissory Note in the new principal amount in exchange for and cancellation of the Promissory Note delivered at the Closing.

          (d) Interest. All payments required to be made pursuant to this Section 2.3 shall be paid with interest thereon at a rate equal to seven percent (7.0%) simple interest per annum which interest shall accrue, in either such case, from the Closing Date to the date of payment.
     2.4 Payment and Proration of Taxes. Seller shall be responsible for the payment of all ad valorum, personal property taxes and other similar taxes assessed against or that may create a Lien on any of the Purchased Assets for all tax periods ending on or before the Closing Date. All such ad valorum, personal property or other similar taxes, for tax periods commencing before and ending after the Closing Date are set forth on Schedule 2.4 and shall be prorated as of the Closing Date based on the actual amount of such taxes for the prior tax period. At the Closing, the Cash Consideration shall be reduced by the estimated pro rata amount of any such taxes applicable to the portion of the tax period prior to the Closing Date (the “Proration Amount”), prorated to the Closing Date, and Seller shall deliver to SPI copies of all statements and assessments reflecting such taxes for the prior tax period on which such estimated proration was based. SPI shall pay such taxes to the appropriate taxing authorities when due, prior to becoming delinquent. The proration of such taxes for the tax period including the Closing Date shall be adjusted within 60 days following payment of such taxes by SPI, by payment of an appropriate amount by Seller to SPI if the amount of such taxes paid by SPI are greater than the amount for the prior tax period, or by payment of an appropriate amount by SPI to Seller if the amount of such taxes is less than the amount for the prior tax period. Except as herein provided, Buyer shall not have any liability or obligation of any nature whatsoever for taxes payable by the Selling Parties (including income taxes), relating to the Purchased Assets, the operations of the Business or the transactions contemplated hereby.
     2.5 Allocation of Purchase Price. Buyer and the Selling Parties agree that each shall separately prepare a good faith allocation of the Purchase Price among the Purchased Assets using the methodology required by Section 1060 of the Code. Buyer and the Selling Parties shall report the transactions contemplated hereby on all tax returns, statements or other filings with local, state or federal taxing authorities (“Tax Returns”), including Form 8594, in a manner consistent with their respective allocations made in this manner. If any taxing authority makes or proposes an allocation different from the allocation determined by such party under this Section 2.5, such party may contest such allocation (or proposed allocation) and shall provide written notice to the other parties of such fact and shall provide such additional written notices as are reasonable to the other parties to make them aware of the status and final disposition of such contest of the allocation made or proposed by such taxing authority. Further, after providing written notice to the party adversely affected by such allocation (or proposed allocation) by a taxing authority, the other party hereto may file such protective claims or Tax Returns as may be reasonably required to protect its interests.
ARTICLE III
LIABILITIES AND OBLIGATIONS
     3.1 Assumed Liabilities. As part of the consideration for the Purchased Assets Buyer shall assume the following (but no other) liabilities and obligations to the extent related to the Purchased Assets or the Business (collectively, the “Assumed Liabilities”):

          (a) Simons shall assume the bona fide trade accounts payable and other accrued liabilities of Seller as of the Closing Date which are either (A) shown on the Closing Balance Sheet or (B) incurred by Seller in the ordinary course of business after the Closing Balance Sheet Date, other than any trade accounts payable and other accrued liabilities of Seller related to the Excluded Assets;
          (b) SPI shall assume all liabilities and obligations of Seller arising after the Closing under any Contract or Permit, but only if and to the extent that any such Contract or Permit is assigned to SPI in accordance with the terms hereof; and
          (c) SPI shall assume certain liabilities of Seller in accordance with the terms of Section 2.4.
     3.2 Excluded Liabilities. Other than the Assumed Liabilities, Buyer shall assume no obligation or liability of the Selling Parties of any type whatsoever, direct or contingent, known or unknown, whether by operation of law or otherwise. Except for the Assumed Liabilities, Buyer expressly disclaims the assumption of, and expressly shall not assume or become liable for any liability of any type whatsoever of the Selling Parties or in connection with any of the Selling Parties’ assets or business operations, including without limitation any liability or obligation (contingent or otherwise) of the Selling Parties (A) to the extent based on or caused by any act, omission or event occurring, or any condition or circumstance existing, on or prior to the Closing Date with respect to the Purchased Assets or the Business (or prior to, on or after the Closing Date with respect to the Excluded Assets or any other assets, business or operations of the Selling Parties or their predecessors) whether asserted on, prior to or after the Closing Date, including any environmental liabilities for existing conditions or past practices or releases by the Selling Parties or others, (B) with respect to any employee of the Selling Parties or any other Affiliate of Seller, including any obligations for salaries, wages, bonuses, incentives, “transition,” “stay” or “performance bonuses” in connection with this transaction, accrued vacation, sick pay or time off, other benefits, withholdings or employment taxes, or severance obligations associated with an employee not hired by Buyer, (C) any federal, state or local income, franchise, ad valorum or property taxes of the Selling Parties, (D) any Selling Party related transaction expenses, (E) any funded indebtedness of the Selling Parties from banks or institutions or obligations for capital leases, (F) arising from or in any way relating to the operations of NJS or JTT and (G) any Environmental, Health and Safety Liabilities arising prior to closing, even if addressed by Buyer after Closing through Buyer’s performance of Required Remedial Environmental Compliance Activities. The foregoing liabilities and obligations not to be assumed by Buyer are referred to herein collectively as the “Excluded Liabilities”.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLING PARTIES
     Selling Parties, jointly and severally, represent and warrant to Buyer as follows:
     4.1 Organization, Etc. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and is duly qualified or licensed as a foreign corporation authorized to do business in all states in which any of its assets or properties may be situated or where the business of Seller is conducted except where the failure to obtain such qualification or license could not reasonably be expected to have a Seller Material Adverse Effect (as defined in Section 4.7). Except as disclosed on Schedule 4.1, Seller does not own, of record or beneficially, directly or indirectly, any of the outstanding capital stock, voting interests or ownership interests in any corporation, partnership, joint venture, limited liability company, trust, limited partnership or other entity. NJS is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Colorado. During the last five (5) years, Seller has not operated under any name other than Trevco, Inc., a Colorado corporation, d/b/a Trevenen Oil Distributing, Inc. and Grand Valley Oil and Fuel.
     4.2 Capitalization of Seller. All of the outstanding capital stock of Seller are issued and outstanding and held of record and beneficially by the Owners. Each issued and outstanding share of stock of Seller is duly and validly authorized and issued, fully paid and non-assessable, and was not issued in violation of the pre-emptive or similar rights of any past or present shareholders of Seller. Except for the capital stock in Seller owned beneficially and of record by the Owners, there are no outstanding convertible or exchangeable securities, capital interests, subscriptions, calls, options, warrants, rights or other agreements or commitments of any character relating to the issuance or sale of any other equity ownership interest in, Seller.
     4.3 Authority. Seller, NJS, JTT and each Owner has full right, power, legal capacity and authority to execute, deliver and perform this Agreement, and all other documents and instruments referred to herein or as contemplated hereby or thereby to be executed, delivered and performed by Seller, NJS or JTT (each a “Seller Related Document”) and by the Owners (each an “Owner Related Document”) and to consummate the transactions contemplated hereby and thereby. This Agreement and all of the Seller Related Documents and Owner Related Documents, when duly executed and delivered by the applicable Selling Parties will constitute, legal, valid and binding obligations of such Selling Parties, enforceable against such Selling Parties in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).
     4.4 Consents. Except as provided in Schedule 4.4, no approval, consent, order or action of or filing with any court, administrative agency, Governmental Entity or other third party is required for the execution, delivery or performance of this Agreement, any Seller Related Document or any Owner Related Document by any Selling Party. For the purposes hereof, the term “Governmental Entity” means any court, tribunal, authority, agency, commission, official or other instrumentality of the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision.
     4.5 Defaults. Except as provided in Schedule 4.5, no Selling Party is in default under or in violation of, and the execution and delivery of this Agreement, the Seller Related Documents and the Owner Related Documents, and the consummation of the transactions contemplated hereby and thereby, will not result in a default by any Selling Party under, or a violation by any Selling Party of, or trigger the early termination or the right to effect the early termination of, (i) any mortgage, indenture, charter or bylaw provision, employee benefit plan, contract, agreement, lease, commitment or other instrument of any kind to which any Selling Party is a party or by which any Selling Party or any of their properties or assets may be bound or affected or (ii) any law, rule, regulation or Permit applicable to any Selling Party or any court injunction, order or decree, or any valid and enforceable order of any Governmental Entity in effect having jurisdiction over any Selling Party, which default or violation could adversely affect the ability of any Selling Party to consummate the transactions contemplated hereby or could reasonably be expected to have a Seller Material Adverse Effect.
     4.6 Full Authority. Except as provided in Schedule 4.6, Seller has full power, authority and legal right and has all licenses, permits, qualifications, and other documentation (including, without limitation, Permits, registrations, certifications and historical documentation required under applicable Environmental Law) necessary to own or operate its businesses, properties and assets and to carry on its businesses as being conducted on the date hereof. Such businesses are now being conducted and such assets and properties are being owned or operated, in compliance with all applicable laws, ordinances, rules and regulations of any Governmental Entity of the United States, any state or political subdivision thereof, or any foreign jurisdiction, all applicable court or administrative agency decrees, awards and orders and all such licenses, permits, qualifications and other documentation, except where the failure to comply could not reasonably be expected to have a Seller Material Adverse Effect, and there is no existing condition or state of facts which would give rise to a violation thereof or a liability or default thereunder, except where a violation, liability or default could not reasonably be expected to have a Seller Material Adverse Effect. The term “Environmental Law” means any law, rule, regulation, approval, decision, decree, ordinance, by-law having the force or effect of law or order of any federal, state or local executive, legislative, judicial, regulatory or administrative agency, board or authority, which relate to (i) noise; (ii) pollution or protection of the air, surface water, ground water or land; (iii) solid, gaseous or liquid waste generation, treatment, storage, use, processing, disposal or transportation; (iv) exposure to hazardous or toxic substances; (v) the safety or health of employees or (vi) regulation of the manufacture, processing, distribution in commerce, use, or storage of chemical substances, including, but not limited to, petroleum and fractions thereof.
     4.7 Financial Statements.
          (a) Schedule 4.7(a) sets out true and complete copies of the unaudited balance sheet of the Business (but excluding the value of the Other Vehicles) (the “Balance Sheet”) as of, and unaudited statements of income and stockholders’ equity for Seller for the ten (10) months ending September 30, 2004 (the “Balance Sheet Date”); all such financial statements are collectively referred to herein as (the “Seller Financial Statements”). The Seller Financial Statements (i) are true, accurate, correct and complete and in accordance with the books and records of Seller and (ii) have been prepared in accordance with GAAP and fairly present in all material respects the financial condition and results of operations of Seller and the Business as of the respective dates thereof and for the respective periods covered thereby. The Seller Financial Statements are unaudited and certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted. There are no additional entities or operations that are required by GAAP to be consolidated with the operations of Seller. All adjustments, consisting of normal recurring adjustments necessary to present fairly in all material respects the financial position and results of operations have been included. The Selling Parties do not have any liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) that are required to be disclosed on such financial statements in accordance with GAAP and are not either (1) reflected or fully reserved against on the most recent balance sheet in the Seller Financial Statements or incurred in the ordinary course of the Business subsequent to the date of the most recent balance sheet in the Seller Financial Statements or (2) set out on the disclosure schedules thereto.
          (b) Set forth on Schedule 4.7(b) is a list of all consigned inventory owned by and held by Seller on behalf of third parties.
     4.8 Taxes. On a timely basis the Selling Parties have filed all requisite federal, state and other tax returns, information returns, declarations and reports for all fiscal periods ended on or before the date hereof that the respective Selling Party was required to file. All taxes owed by any Selling Party have been paid. There are no claims (nor is there any matter pending which may result in a claim) against any Selling Party for federal, state or local income, sales, use, franchise or other taxes for any period or periods prior to and including the date hereof and no notice of any claim, whether pending or threatened, for taxes has been received which would create a Lien on any of the Purchased Assets or the Business. Copies of the federal, state and local income tax returns, franchise tax returns and excise tax returns of Seller for its most recent fiscal year have been provided to Buyer prior to the date hereof. Seller has not waived any statute of limitations with respect to federal, state, or local income, sales, use, excise, franchise or other taxes or agreed to any extensions of time with respect to a tax assessment or deficiency, except for such waivers or extensions which, by their terms, have lapsed as of the date hereof.
     4.9 Proprietary Rights. The Intellectual Property and Owner Assets include all trade names, brand names, trademarks, service marks and logos, technology, proprietary information, know-how or patented ideas, designs or inventions and intellectual property rights necessary for the present operation of the Business and the marketing, distribution, sale and use of the materials used, the products sold and the services provided by Seller. None of the ownership, access to, use or practice by Seller of the Intellectual Property or Owner Assets infringes on the rights of any other party and all of the Selling Parties’ respective rights to the Intellectual Property and Owner Assets are valid and enforceable. Seller has fully paid for and has good and marketable title to all licenses for all the computer software used in the Business and is in compliance with all licensing agreements.
     4.10 Title and Condition of Assets.
          (a) The Selling Parties have a valid, binding and enforceable leasehold estate in, or good and indefeasible title to, all of the Purchased Assets, subject to no claim, charge, option, forfeiture, right of seizure, contingent sale agreement, title retention agreement, preferential purchase right, right of first refusal, right of tenants, deed of trust, mortgage, right of way, encroachment, easement, conditional sales agreement, security interest, adverse claim, encumbrance or restriction of any kind including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership (collectively, “Liens”), except for Liens reflected on Schedule 4.10(a), Liens for current taxes not yet payable and assessments not in default, easements for utilities serving only the property, and easements, covenants and restrictions and other exceptions to title shown of record in the offices of the County Clerks of, and/or other real property records applicable to, the counties in which the properties, assets and leasehold estates are located, which in the aggregate do not adversely affect the use or operation of the Purchased Assets. Seller does not own any real property, and since September 30, 2004, Seller has not owned any real property.
          (b) Except as specifically identified on Schedule 4.10(b), (i) to the knowledge of any Selling Party, the buildings, structures, tanks, underground and above ground piping and ancillary equipment, and all other equipment included in the Purchased Assets (including leased buildings, structures, and all other equipment) are structurally sound, are in good operating condition and repair, are documented to be without leaks, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost and (ii) the fuel, oil and lubricant inventories included in the Purchased Assets are usable in the ordinary course of business, meet all applicable requirements and specifications of customers of the Business and manufacturers of such products, and are free from contaminants. The Purchased Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing.
     4.11 Material Contracts. Schedule 4.11 (with paragraph references corresponding to those set out below) contains a true and complete list of all Contracts of the following types (the “Material Contracts”):
          (a) any contract or agreement with Seller relating to the provision of goods or services to or by Seller which in the aggregate exceed $100,000 in any calendar year;
          (b) any contract, agreement or commitment that commits Seller to expenditures or that gives rise to anticipated receipts with respect to the Business in excess of $10,000 in the aggregate for any annual period;
          (c) any capital lease, indenture, trust agreement, loan agreement or note relating to indebtedness for borrowed money or the guarantee of the obligations of any other person for borrowed money;
          (d) any agreement of surety, guarantee or indemnification;
          (e) any agreement providing a covenant not to compete in any area or in any business or which will be binding on Buyer following the Closing;
          (f) any joint venture, partnership or similar organizational contract involving a sharing of profits or losses relating to all or any portion of the Purchased Assets;
          (g) any volume purchasing agreement for computer software, or agreement with distributors, dealers, manufacturer’s representatives, sales agencies or franchisees;
          (h) any agreement relating to the future disposition or acquisition of any assets relating to the Business or the Purchased Assets, other than dispositions or acquisitions in the ordinary course of business consistent with past practice;
          (i) management service, consulting, or other similar type contract or agreement;

          (j) any agreement between Seller, on the one hand, and any Affiliate (as defined in Section 4.15(b)) of Seller, on the other hand, which will survive Closing; and
          (k) any agreement that (A) contains provisions calling for the sale or purchase of fuel, oil, lubricants, raw materials, products or services at prices that vary from the market prices of such raw materials, products and services generally prevailing in customary third party markets; or (B) includes “take or pay,” “meet or release,” “most favored nations” or similar pricing and delivery arrangements; or (C) any derivative or other risk management contract or commitment; and
          (l) any agreement under which the consequences of a default or termination would have a Seller Material Adverse Effect.
Each Material Contract is in full force and effect and, assuming valid execution and delivery of such Material Contract by the other parties thereto, constitutes legal, valid and binding obligations of the Selling Party that is party to such Material Contract, enforceable against the Selling Party that is party to such Material Contract in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally; and neither the Selling Parties nor, to the knowledge of any Selling Party, any other party to such Material Contract is, or has received notice that it is in violation or breach of or default under any such Material Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Material Contract) in such a way as to give rise to a liability of a Selling Party or the Business or as to give rise to a right of cancellation by any party to such Material Contract.
     4.12 Accounts and Notes Receivable. Schedule 4.12 sets forth an accurate list of the accounts and notes receivable of Seller as of the Balance Sheet Date and for and as of each of the available month end periods generated subsequent to the Balance Sheet Date. Receivables from and advances to employees, the Owners and Affiliates of the Owners are separately identified on Schedule 4.12. Schedule 4.12 also sets forth an accurate aging of all accounts and notes receivable as of the date hereof, showing amounts due in 30-day aging categories. Each of the Receivables is a bona fide receivable, was acquired in the ordinary course of business and is collectible in full, net of any reserves for bad debts.
     4.13 Legal Actions. Except as described in Schedule 4.13, no legal action, suit, audit, investigation, unfair labor practice charge, complaint, claim, grievance, or proceeding by or before any court, arbitration panel, Governmental Entity or third party is pending, filed or, to the knowledge of any Selling Party threatened, which involves or may involve Seller or the Business, the Purchased Assets or Seller’s now or previously owned or operated assets, operations, properties or businesses. To the knowledge of any Selling Party, there are no facts, conditions, or circumstances that could reasonably be expected to give rise to any such action or event that would be required to be disclosed pursuant to the previous sentence.
     4.14 Labor and Employee Relations. There are no collective bargaining agreements or other labor union contracts applicable to any employee of Seller, and no such agreement or contract has been requested by any employee or group of employees of Seller, nor has there been any discussion with respect thereto by management of Seller with any employees of Seller. To the knowledge of any Selling Party, there are no union organizing activities or proceedings involving, or any pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for, or where the purpose is to organize, any group or groups of employees of Seller. There are no strikes, work stoppages, work slowdowns, or lockouts nor, to the knowledge of any Selling Party, any threats thereof by or with respect to any of the employees of Seller. There have been no labor disputes, strikes, slowdowns, work stoppages, lockouts, or similar matters involving employees of Seller at any time during the past 36 months.
     4.15 Affiliate Relationships.
          (a) Except as set forth on Schedule 4.15, no Owner nor any Affiliate of any Owner, and no director, officer, manager or employee of or consultant to Seller owns, directly or indirectly, in whole or in part, any property, assets or rights, tangible or intangible, which is associated with any property, asset or right owned by Seller or which Seller is operating or using or the use of which is necessary for the Business. Also included in Schedule 4.15 is the disclosure of any relationships which any Owner or any Affiliate of any Owner or any director, officer, manager, employee, agent or consultant of Seller has with any other limited liability company, corporation, partnership, firm, association or business organization, entity or enterprise which is a competitor, potential competitor, supplier or customer of Seller.
          (b) The term “Affiliate” means with respect to any person, any other person which directly or indirectly, by itself or through one or more intermediaries, controls, or is controlled by, or is under direct or indirect common control with, such person. The term “control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.
     4.16 Disclosure. No representation or warranty by any Selling Party in the Agreement, and no statement contained in the schedules hereto or any certificate delivered by any Selling Party to Buyer pursuant to the Agreement, contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they are or were made, not misleading.
     4.17 Seller Material Adverse Effect. The term “Seller Material Adverse Effect” shall mean an adverse effect on the properties, assets, financial position, results of operations, long-term debt, other indebtedness, cash flows or contingent liabilities of Seller, the Purchased Assets or the Business in an aggregate amount of $25,000 or more. Since the Balance Sheet Date, Seller has not experienced a Seller Material Adverse Effect.
     4.18 Access. Seller has cooperated fully in permitting Buyer and Buyer’s Affiliates, lenders, agents, advisors and their respective representatives to make a full investigation of the properties, operations and financial condition of Seller, and afforded Buyer and Buyer’s Affiliates, lenders, agents, advisors and their respective representatives reasonable access to the offices, buildings, real properties, machinery and equipment, inventory and supplies, records, files, books of account, tax returns, agreements and commitments and personnel of Seller.

     4.19 Environmental Matters.
          (a) Except as provided in Schedule 4.19(a), the real property and all equipment (including tanks, underground and above ground piping, loading racks, pumps, valves, flanges and other ancillary equipment) included in the Purchased Assets, subject to the Leases, or after Closing subject to the Lease Agreements (collectively, the “Facilities”) (i) are in compliance in all material respects with Environmental Laws and (ii) are not and have not been, in violation in any material respect of, or liable in any material respect under, any Environmental Law.
          (b) Except as provided in Schedule 4.19(b), no Selling Party has received any written notice or other written communication (including but not limited to notices of violations, consent decrees, judgments, judicial or administrative orders or liens but excluding general notices or similar communications of prospective changes to Environmental Laws), from any Governmental Entity or private citizen, including, without limitation, the current or prior owner or operator of any Facilities, and otherwise has no independent knowledge of, or duty under any Environmental Law to know of, any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal or mixed) in which Seller has had an interest, or for which Seller is legally responsible; and, to the knowledge of the Selling Parties, no such notification or communication has been threatened and, regardless of such notification or communication, no such Environmental, Health and Safety Liabilities exist. For the purposes hereof, “Environmental, Health and Safety Liabilities” shall mean any claim, cost (including any audit or testing responsibility, maintenance, repair, remedial action, removal action, response action, abatement, clean-up, investigation, and monitoring cost), damage, expense, liability, suit, Loss, cause of action, settlement, charge, assessment, lien, penalty, fine, pre-judgment and post-judgment interest, judgment, attorneys’ and consultant’s fee, obligation or other responsibility arising from, under or in connection with any Environmental Law and consisting of, relating to, or arising out of or in connection with: (i) any environmental, health or safety matters or conditions (including onsite or off-site contamination, occupational safety and health and regulation of chemical substances, including petroleum or fractions thereof, or products); (ii) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial or inspection costs and expenses arising under any Environmental Law; (iii) financial responsibility under any Environmental Law for maintenance, testing or repair of equipment, cleanup or remediation costs or corrective action, including as required by applicable Environmental Law and for any natural resource damages; (iv) any other compliance, corrective investigative or remedial measures required under any Environmental Law or (v) any claim by a Governmental Entity or other person for personal injury or property damage to the extent relating to any Release of Hazardous Materials, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by the Governmental Entity or other person pursuant to common law or statute.
          (c) Except as provided in Schedule 4.19(c), to the knowledge of the Selling Parties, there are no Hazardous Materials present on or in the environment at the Facilities in violation of any applicable Environmental Law, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, dumps, ponds, lagoons, ditches, piping systems, conduits, swamps, pumping stations, collection systems, sanitary or storm water sewers or any other part of the Facilities, or incorporated into any structure therein or thereon. For the purposes hereof, “Hazardous Materials” shall mean any waste or other substance that is listed, defined, designated, displaying characteristics of or classified as, or otherwise determined to be, hazardous, radioactive, infectious, bio-hazardous or toxic or a pollutant or a contaminant subject to regulation, control, response or remediation under any Environmental Law, including petroleum or fractions thereof.
          (d) Except as provided in Schedule 4.19(d), to the knowledge of the Selling Parties, during the period that Seller has owned or operated a Facility, no Hazardous Material was collected, transported, handled, delivered or taken from that Facility to any other location (other than another Facility or other property that Seller then owned or in which Seller had an interest) where there has been a Release or threat of Release of any Hazardous Materials in violation of any applicable Environmental Law for which Seller is legally responsible. For the purposes hereof, “Release” shall mean and include any spilling, leaking, pumping, pouring, injecting, seeping, emitting, discharging, depositing, escaping, leaching, migrating, dumping or other releasing into the environment, whether intentional or unintentional, and as otherwise defined in any Environmental Law.
          (e) Seller has delivered to Buyer true, complete and correct copies of any reports, studies, analyses, tests or monitoring possessed or, initiated by Seller pertaining to Hazardous Materials in, on or under the Facilities or concerning compliance by Seller or any other person for whose conduct Seller is legally responsible, with Environmental Laws.
     4.20 Benefit Plans/ERISA. Each profit sharing, pension, 401(k), disability, medical, dental, severance pay, vacation pay, sick pay, stock purchase, stock option, deferred compensation, incentive compensation, fringe benefit, stay-with-bonus, change of control agreement or other employee benefit plan, program or agreement, including any employee benefit plan as defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is maintained or contributed to by Seller or any organization which is a member of a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o) of which Seller is a member (the “Controlled Group”) or under which Seller or any member of the Controlled Group has any liability or contingent liability, and which cover the employees of Seller, shall hereinafter be known as the “Seller Plans.” There are no liabilities, breaches, violations or defaults under any Seller Plans which would subject the Purchased Assets, Seller, Buyer or any of the Seller Plans to any taxes, penalties or other liabilities. None of the Seller Plans is or has been subject to Title IV of ERISA. Neither Seller nor any member of the Controlled Group has ever maintained, contributed to, or had any liability for any employee pension benefit plan (as defined in Section 3(2) of ERISA) that is or has been subject to Title IV of ERISA.
     4.21 Conduct of Business. Except as provided in Schedule 4.21, since the Balance Sheet Date, Seller has conducted its operations according to its ordinary and usual course of business and has used its best efforts to preserve substantially intact its business organization, keep available the services of its officers and employees, and maintain its relationships with licensors, suppliers, distributors, customers and others having significant business relationships with it. Without limiting the generality of the foregoing, and except as otherwise contemplated herein, since the Balance Sheet Date, Seller has not:
          (a) excluding the purchase and sale of inventory in the ordinary course of business (i) acquired any property or asset with values that exceed $25,000 individually or $50,000 in the aggregate or (ii) sold, leased, transferred or otherwise disposed of any of assets with values that exceed $25,000 individually or $50,000 in the aggregate;
          (b) made any change in its accounting principles and practices as such accounting principles and practices were applied in preparation of the Financial Statements other than changes required by applicable law or by reason of a concurrent change in GAAP;
          (c) entered into a binding agreement to do any of the things described in the preceding clauses (a) and (b) except as contemplated in this Agreement;
          (d) suffered any adverse change in the financial condition, business, operations, or properties which has had or could reasonably be expected to have a Seller Material Adverse Effect; or
          (e) suffered any damage, destruction or loss, whether covered by insurance or not, to the Purchased Assets in an amount in excess of $10,000 individually or $25,000 in the aggregate.
Since May 31, 2005, Seller has not declared or paid any bonuses, fees, commissions or any other distributions to any of the Owners, the Affiliates of the Owners, or Seller’s directors, management or employees, except for salary in the ordinary course of business consistent with past practices.
     4.22 Relations with Customers and Suppliers. Except as set forth on Schedule 4.22(a), no Selling Party has received any notice that any Significant Customer or Significant Supplier intends to, or desires to, cease its business relationship with Seller or the Business (before or after Closing), significantly curtail purchases from or sales to Seller or the Business (before or after Closing), or renegotiate pricing or terms with Seller or Buyer with respect to the Business (before or after Closing). For the purposes hereof, a “Significant Customer” shall mean any of the top 20 customers of Seller as determined by the total revenue received from customers of Seller during the twelve-month period ending on the date hereof, a complete list of which (including the name, address and revenue received from each such customer) is set forth on Schedule 4.22(b); and a “Significant Supplier” shall mean any of the most significant suppliers to Seller which in the aggregate account for up to 75% of the products purchased by Seller during the twelve-month period ending on the date hereof, as determined by the total expenses paid to suppliers of Seller during such period, a complete list of which (including the name, address and expenses paid to each such supplier) is set forth on Schedule 4.22(c).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

     5.1 Representations and Warranties Concerning Buyer. Each Buyer represents and warrants to Selling Parties, for itself and not for each other, as follows:
          (a) Organization. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. SPI is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Simons is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma. Buyer is duly qualified or licensed as a foreign company authorized to do business in all states in which any of its assets or properties may be situated or where its business is conducted except where the failure to obtain such qualification or license would not have a material adverse effect on Buyer.
          (b) Authority. Buyer has the requisite power and authority to execute, deliver and perform this Agreement and all documents and instruments referred to herein or contemplated hereby to which it is a party (the “Buyer Related Documents”) and to consummate the transactions contemplated herein and thereby. This Agreement has been duly executed and delivered by Buyer and constitutes, and all the Buyer Related Documents, when executed and delivered by Buyer will constitute, legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms and conditions except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).
          (c) Consents. Except as set forth in Schedule 5.1(c), no approval, consent, order or action of or filing with any court, administrative agency, governmental authority or other third party is required for the execution, delivery or performance by Buyer of this Agreement or the Buyer Related Documents or the consummation by Buyer of the transactions contemplated hereby.
          (d) Defaults. Buyer is not in default under or in violation of, and the execution, delivery and performance of this Agreement and the Buyer Related Documents and the consummation by Buyer of the transactions contemplated hereby and thereby will not result in a default under or in violation of (a) any mortgage, indenture, charter or bylaw provision, contract, agreement, lease, commitment or other instrument of any kind to which Buyer is a party or by which Buyer or any of its properties or assets may be bound or affected or (b) any law, rule or regulation applicable to Buyer or any court injunction, order or decree, or any valid and enforceable order of any governmental agency in effect as of the date hereof having jurisdiction over Buyer, which default or violation prevents Buyer from consummating the transactions contemplated hereby or is reasonably likely to have a material adverse effect on Buyer. Parent is not in default under any of the Senior Debt Documents (as defined in the Promissory Note).
ARTICLE VI
COVENANTS
     6.1 Conduct of Business. From the date hereof through the Closing, the Owners will use their respective commercially reasonable best efforts to cause Seller to, and Seller shall, conduct its operations according to its ordinary and usual course of business to preserve substantially intact its business organization, keep available the services of its officers and employees, and maintain its present relationships with suppliers, customers and others having significant business relationships with Seller. Seller shall, and the Owners shall cause representatives of Seller to, confer with representatives of Buyer to keep it informed with respect to the general status of the on-going operations of the business of Seller. Without limiting the generality of the foregoing, and except as otherwise contemplated herein or consented to by SPI in writing, from the date hereof through the Closing, Seller shall, and the Owners will use their respective commercially reasonable best efforts to cause Seller to:
          (a) excluding the purchase and sale of inventory in the ordinary course of business (i) refrain from acquiring any property or asset with values that exceed $10,000 individually or $25,000 in the aggregate or (ii) refrain from selling, leasing, transferring or otherwise disposing of any of assets with values that exceed $10,000 individually or $25,000 in the aggregate;
          (b) not grant, create or permit the creation of any Lien on any Purchased Asset, other than Liens to be released at or before Closing;
          (c) refrain from making any change in its accounting principles and practices as such accounting principles and practices were applied in preparation of the Financial Statements other than changes required by applicable law or by reason of a concurrent change in GAAP;
          (d) refrain from entering into a binding agreement to do any of the things described in the preceding clauses (a) and (b) except as contemplated in this Agreement;
          (e) carry on its business in substantially the same manner as carried on prior to the date hereof and not introduce any material new method of management, operation or accounting, nor provide any new discounted products or services;
          (f) maintain its properties, facilities, equipment and other assets, including without limitation those held under leases, in good working order, condition and repair, ordinary wear and tear excepted;
          (g) perform all of its obligations agreements (including without limitation the Contracts and Leases), and pay all vendors, suppliers, and other third parties (including without limitation mechanics and materialmen) as and when their bills are due (in accordance with past practice) and pay in full all payroll obligations when due;
          (h) use its commercially reasonable best efforts to maintain and preserve its business organization intact, retain its present employees and maintain its relationship with suppliers, customers and others having business relations with Seller;
          (i) refrain from effecting any change in the capital structure of Seller and refrain from issuing any capital stock
          (j) refrain from starting or acquiring any new businesses ;

          (k) maintain its present salaries and commission levels for all officers, directors, employees or agents, except for the usual and customary merit increases for employees;
          (l) refrain from declaring or paying any bonuses, fees, extraordinary commissions or any other unusual distributions to any of the Owners or Seller’s directors, management, sales agents, employees or other personnel;
          (m) promptly notify Buyer of the receipt by any Selling Party of any notice or claim, written or oral, of (a) default or breach by Seller under, or of any termination (other than at the end of the stated term thereof) or cancellation, or threat of termination (other than at end of the stated term thereof) of cancellation, of any Contract or Lease, (b) any loss of, damage to or disposition of, any of the properties, assets or the products of any Selling Party of a value of $10,000 or more, singly or in the aggregate (other than the sale or use of inventories in the ordinary course of business), (c) any claim or litigation threatened or instituted, or any other material adverse event or occurrence involving or affecting any Selling Party or any of their respective assets, properties, operations, businesses or employees to the extent such claim, litigation, event or occurrence could reasonably be expected to have a Seller Material Adverse Effect, and (d) any proposal made by any third party received by Seller or of which any of the Owners obtain knowledge in respect of any sale or other disposition, direct or indirect, of the assets (other than the sale or use of inventories in the ordinary course of business), businesses or outstanding capital stock or other ownership or voting interests of Seller;
          (n) comply with and cause to be complied with all applicable laws, rules, regulations and orders of all federal, state and local governments or governmental agencies affecting or relating to the Selling Parties or their respective assets, properties, operations, businesses or employees except where the failure to comply could not reasonably be expected to have a Seller Material Adverse Effect;
          (o) refrain from effecting any amendment to the certificate or articles of incorporation or bylaws or other governing instruments of Seller;
          (p) manage working capital in the ordinary course consistent with past practice and refrain from introducing any new method of management or operation, providing any new discounted services or products, discounting any receivables (other than in non-material amounts consistent with past practices) or taking any action to accelerate payment of any receivable prior to its due date; and
          (q) refrain from entering into or amending any Material Contract.
     6.2 Confidentiality. Prior to the Closing, none of Buyer nor the Selling Parties will disclose the terms of this Agreement to any person other than their respective directors, officers, agents, representatives, financial advisors or legal counsel, except as otherwise provided herein or unless required by law. Seller may make appropriate disclosures of the general nature of the transactions contemplated by this Agreement to its employees, vendors and customers to protect Seller’s goodwill and to facilitate the Closing. Buyer may disclose pertinent information regarding the transactions contemplated by this Agreement to its existing and prospective investors, lenders, or investment bankers. Each party will have mutual approval rights with respect to written employee presentations concerning the prospective transactions.
     6.3 Covenant Not to Compete. In consideration of (i) the covenants and agreements stated herein, including the payment of the Purchase Price, (ii) the delivery at Closing by SPI of the amounts set forth on Schedule 6.3 to each respective Owner ($600,000 in the aggregate) (collectively, the “Noncompetition Payments”), and (iii) other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Selling Parties agree as follows:
          (a) For the considerations specified in this Agreement and in recognition that the covenants by Selling Parties in this Section are a material inducement to Buyer to enter into and perform this Agreement, each Selling Party agrees that for the period from the Closing Date to the date which is five (5) years after the Closing Date, such Selling Party will not represent, engage in, carry on, or have a financial interest in, directly or indirectly, individually, as a member of a partnership or limited liability company, equity owner, shareholder (other than as a shareholder of less than one percent of the issued and outstanding stock of a publicly-held company whose gross assets exceed $100 million), investor, officer, director, trustee, manager, employee, agent, associate or consultant with respect to any business whose business is substantially similar to the Business.
          (b) Selling Parties agree that the limitations set forth herein on Selling Parties’ rights to compete with Buyer and its Affiliates as set forth in clause (a) are reasonable and necessary for the protection of Buyer and its Affiliates. In this regard, each Selling Party specifically agrees that the limitations as to period of time and geographic area, as well as all other restrictions on such Selling Party’s activities specified herein, are reasonable and necessary for the protection of Buyer and its Affiliates. Each Selling Party agrees that, in the event that the provisions of this Section should ever be deemed to exceed the scope of business, time or geographic limitations permitted by applicable law, such provisions shall be and are hereby reformed to the maximum scope of business, time or geographic limitations permitted by applicable law.
          (c) The Selling Parties own or control certain real property currently used in connection with the Business (collectively, the “Seller Properties”), including, without limitation, (i) 3 acres commonly known at 702 Industrial Avenue, Craig Colorado 81626 (the “Craig Property”); (ii) 1 acre commonly known at East of Barclay Avenue at Third Street, Craig Colorado 81626 (the “Barclay Property”); (iii) 4 lots commonly known as 1331 Main Street, Meeker Colorado 81641 (the “Meeker Property”); (iv) 1 acre commonly known as 725 S. 5th Street, Grand Junction, Colorado 81501 (the “Grand Junction Property”), and (v) 6 acres commonly known as 13888 Highway, Rangely, Colorado 81648 (the “Rangely Property”). For the considerations specified in this Agreement and in recognition that the covenants by Selling Parties in this Section are a material inducement to Buyer to enter into and perform this Agreement, each Selling Party covenants and agrees as follows:
          (i) that for the period from the Closing Date to the date which is five (5) years after the Closing Date, Selling Parties will not sell, lease, license or sublease any of the Seller Properties to any person, entity or business whose business is substantially similar to the Business;
               (ii) as of the Closing, (a) except for the limited use of the Meeker Property and Rangely Property permitted under Section 6.3(c)(iv), Seller and every Affiliate of Seller shall cease using the Seller Properties for any business which is substantially similar to the Business and (b) Seller shall permanently close down the “cardlock” operations on the Barclay Property;
               (iii) at the Closing Seller shall separately lease the Craig Property and the Barclay Property to SPI on substantially the terms of the Lease Agreements attached hereto as Exhibits G-1, G-2 and G-3 (the “Lease Agreements”);
               (iv) Within one hundred and twenty (120) days following the Closing, to the extent not prohibited by the terms of the Grand Junction Lease, Seller shall disassemble such equipment on the Grand Junction Property and the Barclay Property as Buyer shall identify for Seller, and remove all such equipment. Within one hundred and twenty (120) days following Closing, Seller shall disassemble all equipment on the Meeker Property and the Rangely Property owned by Seller as of the Closing Date, including all above-ground storage tanks, pumps and other fuel storage equipment, whether such equipment constitutes a fixture or personalty. Seller shall deliver Buyer advance written notice of the date Seller intends to commence such disassembly (as to each property) and Buyer shall have the option, exercisable within 30 days of receipt of such notice, to disassemble and remove any of such equipment Buyer may identify, without additional payment or consideration to Seller for such equipment, and upon removal and possession by Buyer, the equipment identified by Buyer shall belong to SPI or its Affiliates. Within thirty (30) days of receipt of an invoice related thereto, Buyer shall reimburse Seller for all out-of-pocket expenses reasonably incurred by Seller to perform its obligation to disassemble equipment on the Seller Properties as provided in this Section 6.3(c)(iv). All representation and covenants in this Agreement concerning the “Purchased Assets” shall apply to all equipment actually acquired by SPI pursuant to this Section 6.3(c)(iv) as if such equipment had been acquired by SPI at the Closing. During the 120 day period in which Seller agrees to dissemble the equipment the Meeker Property and the Rangeley Property, Seller may continue to operate its “cardlock” operation on each property for the limited purpose of winding down its service to existing customers, but will not solicit any new customers or use the properties for any other purpose similar to the Business. During this period SPI will assist Seller in its limited “cardlock” operations through back office and administration support only, but Seller shall remain responsible for all legal and economic obligations relating to the Meeker Property and Rangeley Property, and Seller agrees to purchase all of its fuel for resale to its “cardlock” customers on the Meeker Property and Rangeley Property from SPI or its designee.
               (v) Seller hereby agrees (i) to not extend the term of the Grand Junction Lease beyond April 30, 2008 and (ii) to not extend or renew the term of its lease of the Rangeley Property beyond its current term.

          (d) So long as the Selling Parties comply with the terms of this Section 6.3(d), the Selling Parties shall not be deemed in breach of their obligations under Section 6.3(a) by virtue of Seller performing its obligations under the Marketer Agreement. Each Selling Party hereby agrees as follows:
          (i) Seller shall, and each Owner shall cause Seller to, use commercially reasonable efforts to terminate the Marketer Agreement as soon as reasonably possible after the date hereof. At a minimum, immediately following the execution of this Agreement (if not already done), Seller shall, and each Owner shall cause Seller to, provide the notice required in accordance with Section 7(a) of Exhibit B to the Marketer Agreement to terminate such agreement.
          (ii) Except to the extent required by Section 9 of Exhibit B to the Marketer Agreement, no Selling Party shall sell, lease or otherwise transfer, enter into any agreement to sell, lease or otherwise transfer or engage in any discussions with any Person other than Buyer to sell, lease or otherwise transfer, (directly or indirectly) the Chevron Assets or any equity securities of Seller until after the termination of the Marketer Agreement.
          (iii) Subject to the terms of Section 6.3(d)(ii), Seller shall, and each Owner shall cause Seller to, use commercially reasonable efforts to sell the Chevron Assets within 120 days after the Closing.
          (iv) During the period from the Closing Date to the date which is five (5) years after the Closing Date, if Seller receives a bona fide offer to acquire all or a significant portion of the Chevron Assets or a majority of the equity or voting securities of Seller which offer Seller or its security holders wish to accept, Seller shall immediately notify Buyer in writing of the terms thereof and shall provide Buyer a complete copy of the documents embodying such offer with no material terms yet to be negotiated. Buyer or its assignee shall have the right to acquire such interest of Seller or its security holders at the price and on substantially the same terms of such offer if Buyer or its assignee notifies Seller of its exercise of such option within 60 days after receipt of such written notice from Seller. Buyer may assign its rights under this Section 6.3(d)(iv) to any Person without the consent of any or all Selling Parties.
          (e) Each Selling Party agrees that the remedy at law for any breach by a Selling Party of this Section 6.3 will be inadequate and that Buyer shall be entitled to injunctive relief.
     6.4 Assignment. To the extent the assignment of any Contract, Permit, commitment, security or other asset to be assigned to Buyer pursuant to the provisions hereof shall require the consent of any other person, this Agreement shall not constitute a contract to assign the same if an attempted assignment would constitute a breach thereof or give rise to any right of acceleration or termination. If the Closing occurs and any such consent has not been obtained as of the Closing Date, the Owners and Seller agree to cooperate with Buyer in any reasonable arrangement designed to provide Buyer substantially the same benefits of any such Contract, Permit, commitment, security or other asset, including enforcement of any and all rights of Seller against the other party thereto arising out of breach or cancellation thereof by such party or otherwise. The Owners and Seller agree to use commercially reasonable efforts after the date hereof to obtain any and all approvals, consents, orders or to take any actions or make any filings set forth on Schedule 4.4.
     6.5 Payment of Liabilities. Buyer shall pay when due any sales, transfer, use or similar taxes which may become applicable in respect of the sale of the Business or any of the Purchased Assets to Buyer.
     6.6 Employees. Prior to the Closing Date, Buyer may offer employment to commence on the Closing Date, to any or all of the employees of Seller, as it may determine in its sole discretion. Buyer shall have full and absolute discretion in determining the terms, conditions and benefits relating to such employment. Nothing in this Agreement shall obligate Buyer to continue after the Closing Date the employment of any employee of Seller or to offer employment on the same terms or conditions or with the same benefits offered by Seller. Nothing in this Agreement shall create any claim or right on the part of any employee of Seller and no such employee shall be entitled to assert any claim or right hereunder. Seller shall remain liable for all costs, expenses, liabilities, claims, taxes or other obligations of any nature whatsoever with respect to the employees of Seller for the period preceding and continuing through the Closing Date, and Selling Parties shall indemnify and hold Buyer harmless with respect to the same. The Selling Parties will cooperate fully with Buyer as to arrangements for the consummation of the transactions contemplated hereby in an orderly fashion.
     6.7 Access. The Selling Parties will cooperate fully in permitting Buyer and Buyer’s Affiliates, lenders, agents, advisors and their respective representatives, advisers, consultants, appraisers, auditors, engineers and other experts to make a full investigation of the properties, operations and financial condition of Seller and will afford Buyer and Buyer’s Affiliates, lenders, agents, advisors and their respective representatives, advisers, consultants, appraisers, auditors, engineers and other experts reasonable access to the offices, buildings, real properties, machinery and equipment, inventory and supplies, records, files, books of account, tax returns, agreements and commitments and personnel of Seller. Without limitation of the foregoing, the Selling Parties shall provide Buyer with such reasonably available financial information (and schedules with respect thereto) with respect to Seller as Buyer may reasonably request and will cooperate with and assist representatives of Buyer in the preparation of such financial information (and any opinions or reports with respect thereto) with respect to Seller as Buyer may reasonably request.
     6.8 Satisfaction of Conditions. The Selling Parties shall (i) use their reasonable efforts to obtain, as soon as possible, all governmental approvals required to be obtained by Seller and make, as soon as possible, all filings with any governmental authority required on the part of Seller to consummate the transactions contemplated hereby, (ii) use their reasonable efforts to obtain, as soon as possible, all other consents to and approvals required to be obtained by Seller to consummate the transactions contemplated hereby, and (iii) otherwise use their reasonable efforts to satisfy the conditions set forth in Article VII of this Agreement to the extent that such satisfaction is within their control; provided, however, that this Section 6.8 shall not be construed to limit the rights of Seller to terminate this Agreement as provided in Article IX of this Agreement.

     6.9 Exclusivity. No Selling Party may (i) solicit, initiate, or encourage the submission of any proposal or offer from any person or entity relating to the acquisition or other transfer of any interest in or rights to the capital stock or other voting securities, or any substantial portion of the assets of Seller (including without limitation any acquisition structured as a merger, consolidation, or share exchange) or other Purchased Assets, (ii) participate in any negotiations or discussions regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person or entity in favor of any such transaction or (iii) effect any such transaction. The Selling Parties shall promptly notify Buyer if any person or entity makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.
     6.10 Company Debt. The Selling Parties shall, as soon as reasonably practicable following execution of this Agreement in consultation with Buyer, commence negotiations with the lessors under all capital leases to which Seller is a party or any Purchased Asset is subject and the holders of all indebtedness of Seller for borrowed money or which is secured by a Lien on any of the Purchased Assets (collectively, the “Company Debt”) (a) to obtain pay-off amounts for all of the Company Debt (which may be a specified amount as of a specified date subject to adjustment for daily interest charges and prepayments) and (b) to obtain procedures for the payment of the Company Debt and the delivery of releases, termination statements, and such waivers or consents as may be required in order to discharge the Company Debt as of the Closing Date, obtain the release of all Liens securing the Company Debt and, in the case of capital leases, transfer the title to the property subject thereto to SPI (the “Seller Debt Pay-Off Agreements”). Seller will use its best efforts to ensure that the Seller Debt Pay-Off Agreements shall contain such terms and conditions as reasonably requested by Buyer and Seller shall not, without Buyer’s prior written consent, waive, amend or terminate any Seller Debt Pay-Off Agreement or terminate any Seller Debt Pay-Off Agreement.
     6.11 Change of Name. Seller and the Owners hereby grant to SPI an exclusive, fully paid and irrevocable right and license for a period of five (5) years following the Closing Date, to use the trade names “Trevco”, “Trevenen Oil Distributing, Inc.”, Grand Valley Oil and Fuel, and “Trevenen” in association with the Business and the Purchased Assets anywhere in the United States. Seller and the Owners have not granted or purported to grant any third party any rights inconsistent with this Agreement or with the rights and license granted to SPI hereunder. On the Closing Date, Seller shall amend its charter to change its name from “Trevco, Inc.” to “Thomco, Inc.” and shall execute and file all documents necessary to evidence the foregoing license.
ARTICLE VII
CONDITIONS PRECEDENT; CLOSING DELIVERIES
     7.1 Conditions Precedent to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction of each of the following conditions, unless waived by Buyer in writing to the extent permitted by applicable law:
          (a) Accuracy of Representations and Warranties. The representations and warranties of Selling Parties contained in this Agreement and any closing certificate or document delivered to Buyer pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of that time, and Selling Parties shall each have delivered to Buyer a certificate to that effect.
          (b) Performance of Covenants. Selling Parties shall have performed and complied in all material respects with all covenants of this Agreement to be performed or complied with by them at or prior to the Closing Date, and the Selling Parties shall each have delivered to Buyer a certificate to that effect.
          (c) Legal Actions or Proceedings. No suit in law or in equity, administrative action or other proceeding by a third party or a governmental authority shall be pending or threatened which could reasonably be expected to have a Seller Material Adverse Affect, a material adverse effect on the Business or Purchased Assets or seek to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement.
          (d) Approvals. All consents, assignments, approvals, filings and waivers listed on Schedule 7.1(d) from shall have been obtained;
          (e) Closing Deliveries. All documents required to be executed or delivered at Closing by the Selling Parties pursuant to Section 7.3 shall have been so executed and delivered.
          (f) No Casualty, Loss or Damage. No casualty, loss or damage shall have occurred on or prior to the Closing Date to any of Purchased Assets.
          (g) Licenses, etc. Buyer shall have obtained all such licenses and permits as are legally required for the continued operation of the Business after the Closing, except such licenses and permits, the absence of which will not have a material adverse effect on the operation of the Business after Closing.
          (h) No Material Adverse Change. Since the Balance Sheet Date, there shall not have been any event that in the reasonable judgment of Buyer adversely affects the properties, assets, financial condition, results of operations, cash flows, businesses or prospects of Purchased Assets or the Business.
          (i) Certain Corporate Actions. All necessary director and shareholder resolutions, waivers and consents required to consummate the transactions contemplated hereunder shall have been executed and delivered.
          (j) Financing. Buyer shall have obtained the financing necessary to fund the Cash Consideration.
          (k) Company Debt. Buyer shall have received Seller Debt Pay-Off Agreements related to the satisfaction in full of all of the Company Debt.
          (l) Distribution of Senior Preferred Units. By resolutions passed by both (i) the independent members of the Board of Directors of Seller and (ii) the independent shareholders of Seller, each in a form acceptable to Buyer, Seller (and its shareholders) shall have approved the distribution of the Senior Preferred Units included in the Purchase Price to Jeff Trevenen.

     7.2 Conditions Precedent to the Obligations of the Selling Parties. The obligations of the Selling Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction of each of the following conditions, unless waived by Seller in writing to the extent permitted by applicable law:
          (a) Accuracy of Representations and Warranties. The representations and warranties of Buyer contained in this Agreement or in any closing certificate or document delivered to the Selling Parties pursuant hereto shall be true and correct in all material respects on and as of the Closing Date as though made at and as of that date, and Buyer shall have delivered to Seller a certificate to that effect.
          (b) Performance of Covenants. Buyer shall have performed and complied in all material respects with all covenants of this Agreement to be performed or complied with by it at or prior to the Closing Date and Buyer shall have delivered to Seller a certificate to such effect.
          (c) Approvals. All consents, assignments, approvals, filings and waivers listed on Schedule 7.2(c) from shall have been obtained.
          (d) Closing Deliveries. All documents required to be executed or delivered at Closing by Buyer pursuant to Section 7.4 of this Agreement shall have been so executed and delivered.
          7.3 Deliveries by Selling Parties at the Closing. At the Closing, simultaneously with the deliveries by Buyer specified in Section 7.4 below, and in addition to any deliveries required to be made by the Selling Parties pursuant to any other transaction document at the Closing, the Selling Parties shall deliver or cause to be delivered to Buyer the following:
          (a) Closing Certificates. The Selling Parties shall deliver the certificates required pursuant to Sections 7.1(a) and (b).
          (b) Opinion of Counsel for the Selling Parties. The Selling Parties shall deliver the favorable opinion of Castor & Associates, counsel to the Selling Parties, dated as of the Closing Date, substantially in the form and to the effect set forth in Exhibit C.
          (c) Conveyance Documents. Bills of sale, deeds, assignments, transfers of certificates of title and any other necessary instruments, executed by the appropriate Selling Party, satisfactory in form and content and approved prior to Closing by Buyer, conveying all the Purchased Assets to Buyer in accordance with Section 2.1, including, without limitation, a Bill of Sale in substantially the form of Exhibit D attached hereto and an Assignment and Assumption Agreement in substantially the form of Exhibit E attached hereto, and certificates of title to all of the vehicles included in the Purchased Assets executed by each applicable Seller.
          (d) Estoppel Certificates and Consents. If requested by Buyer, estoppel certificates and consents in form and substance satisfactory to Buyer executed by the other parties to the Contracts, Leases and Permits.

          (e) Executive Unit Agreement. An executive unit agreement properly completed and executed by Jeff Trevenen regarding its acquisition of the Senior Preferred Units pursuant hereto, in substantially the form of Exhibit F attached hereto.
          (f) Seller Debt Pay-Off Agreements. All of the Seller Debt Pay-Off Agreements.
          (g) Subordination Agreement. A fully executed Subordination Agreement shall have been delivered to Buyer.
          (h) Lease Agreement. A separate executed Lease Agreement for each of the Craig Property and the Barclay Property shall have been delivered to Buyer.
          (i) Transition Services Agreement. Seller shall have executed and delivered the Transition Services Agreement to SPI, in substantially the form of Exhibit H attached hereto.
The consummation of the Closing shall not be deemed to be a waiver by Buyer of any of its rights or remedies against the Selling Parties for any breach of representation, warranty, covenant or agreement by the Selling Parties without regard to any knowledge of or investigation made by or on behalf of Buyer.
     7.4 Deliveries by Buyer at the Closing. At the Closing, simultaneously with the deliveries by Selling Parties specified in Section 7.3 above, and in addition to any other deliveries to be made by Buyer pursuant to any other transaction document at the Closing, Buyer shall deliver or cause to be delivered to Seller the following:
          (a) Closing Certificates. Buyer shall deliver the certificates required pursuant to Sections 7.2(a) and (b).
          (b) Closing Consideration. Buyer shall deliver, or shall cause its Affiliates to deliver, the Purchase Price in accordance with the terms and conditions of Section 2.1.
          (c) Noncompetition Payments. SPI shall deliver the Noncompetition Payments to the Owners in accordance with the terms and conditions of Section 6.3.
          (d) Lease Agreement. SPI shall have executed and delivered the Lease Agreements to Seller.
          (e) Transition Services Agreement. SPI shall have executed and delivered the Transition Services Agreement to Seller, in substantially the form of Exhibit H attached hereto.
The consummation of the Closing shall not be deemed to be a waiver by the Selling Parties of any of the Selling Parties’ rights or remedies for breach of any representation, warranty, covenant or agreement by Buyer without regard to any knowledge of or investigation with respect thereto made by or on behalf of any the Selling Party.

ARTICLE VIII
SURVIVAL, INDEMNIFICATIONS
     8.1 Survival. The representations and warranties of Selling Parties herein and in the Owner Related Documents and Seller Related Documents other than those of Selling Parties in Sections 4.1, 4.2, 4.3, 4.5, 4.6, 4.10(a), 4.19 and 4.20 shall survive for a period of 36 months after the date hereof and the representations and warranties of Selling Parties contained in Sections 4.1, 4.2, 4.3, 4.5, 4.6, 4.10(a), 4.19 and 4.20, shall survive for the maximum period permitted by applicable law. The representations and warranties of Buyer herein and in the Buyer Related Documents, other than those in Sections 5.1(a) and (b) and 5.2(a) and (b) herein, shall survive for a period of 36 months after the date hereof and the representations and warranties of Buyer contained in Sections 5.1(a) and (b) and 5.2(a) and (b) herein shall survive for the maximum period permitted by applicable law. The periods of survival of the representations and warranties as stated above in this Section 8.1 are referred to herein as the “Survival Period.” The liabilities of the parties under their respective representations and warranties shall expire as of the expiration of the applicable Survival Period and no claim for indemnification may be made with respect to any breach of any representation or warranty, the applicable Survival Period of which shall have expired, except to the extent that written notice of such breach shall have been given to the party against which such claim is asserted on or before the date of such expiration. The covenants and agreements of the parties herein and in other documents and instruments executed and delivered in connection with the closing of the transactions contemplated hereby shall survive for the maximum period permitted by law.
     8.2 Indemnity by Selling Parties. Subject to the provisions of Section 8.1, the Selling Parties, jointly and severally, shall indemnify, save and hold harmless Buyer and any of their respective assignees (including lenders) and all of their respective officers, directors, employees, representatives, agents, advisors and consultants and all of their respective heirs, legal representatives, successors and assigns (collectively the “Buyer Indemnified Parties”) from and against any and all damages, liabilities, losses, loss of value (including the value of adverse effects on cash flow or earnings), claims, deficiencies, penalties, interest, expenses, fines, assessments, charges and costs, including reasonable attorneys’ fees and court costs (collectively "Losses”) arising from, out of or in any manner connected with or based on:
          (a) the breach of any covenant of any Selling Party or the failure by any Selling Party to perform any obligation of any Selling Party contained herein or in any Seller Related Document or Owner Related Document;
          (b) any inaccuracy in or breach of any representation or warranty of any Selling Party contained herein or in any Seller Related Document or Owner Related Document (without regard to any materiality qualification contained in any representation or warranty);
          (c) any Excluded Liability; and
          (d) any Environmental, Health and Safety Liabilities caused by any act, omission or event occurring, or any condition or circumstance existing, on or prior to the Closing Date with respect to the Purchased Assets, the Facilities or the Business (or prior to, on or after the Closing Date with respect to the Excluded Assets or any other assets, business or operations of Seller or its predecessors), including, but not limited to, any and all Reasonable Costs and Expenses of coming into full compliance with all applicable Environmental Law after Closing, as recommended by an environmental professional, where full compliance with all applicable Environmental Laws was not achieved on or prior to Closing (“Required Remedial Environmental Compliance Activities”), whether voluntary and unrelated to enforcement or involuntary and through an enforcement action. For the purposes hereof, “Reasonable Costs and Expenses” shall mean costs and expenses recommended by an environmental professional to achieve full compliance with Environmental Laws. This indemnification and the definition of “Reasonable Cost and Expense” includes the cost and expense of hiring and maintaining the assistance of an environmental professional post-closing until full compliance is achieved.
     8.3 Indemnity by SPI. Subject to the provisions of Section 8.1, SPI shall indemnify, save and hold harmless the Selling Parties and all of their respective officers, directors, employees, representatives, agents, advisors and consultants and all of their respective heirs, legal representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against all damages, liabilities, losses, loss of value (including the value of adverse effects on cash flow or earnings), claims, deficiencies, penalties, interest, expenses, fines, assessments, charges and costs, including reasonable attorneys’ fees and court costs arising from, out of or in any manner connected with or based on:
          (a) any breach of any covenant of the Buyer or the failure by Buyer to perform any of its obligations contained herein or in any Buyer Related Document;
          (b) any inaccuracy in or breach of any representation or warranty of Buyer contained herein or in any Buyer Related Document; and
          (c) the Assumed Liabilities.
The foregoing indemnities shall not limit or otherwise adversely affect the Buyer Indemnified Parties’ rights of indemnity for Losses under Section 8.2.
     8.4 Procedures for Indemnification.
          (a) The party (the “Indemnified Party”) that may be entitled to indemnity hereunder shall give prompt notice to the party obligated to give indemnity hereunder (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any suit, action or proceeding (including but not limited to environmental enforcement actions), or Indemnified Party’s intent to conduct any non-enforcement related Required Remedial Environmental Compliance Activity which would not involve formal proceedings, in respect of which indemnity may be sought hereunder. Any failure on the part of any Indemnified Party to give the notice described in this Section 8.4(a) shall relieve the Indemnifying Party of its obligations under this Article 8 only to the extent that such Indemnifying Party has been prejudiced by the lack of timely and adequate notice (except that the Indemnifying Party shall not be liable for any expenses incurred by the Indemnified Party during the period in which the Indemnified Party failed to give such notice). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly (and in any event within 10 days thereof) after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified

Party relating to such claim, action, suit, proceeding or Required Remedial Environmental Compliance Activity.
          (b) (i) Except for non-enforcement related Required Remedial Environmental Compliance Activity, the Indemnifying Party shall have the obligation to assume the defense or settlement of any third-party claim, suit, action or proceeding (including enforcement related Required Remedial Environmental Compliance Activity) in respect of which indemnity may be sought hereunder, provided that (i) the Indemnified Party shall at all times have the right, at its option, to participate fully therein, and (ii) if the Indemnifying Party does not proceed diligently to defend the third-party claim, suit, action or proceeding within 10 days after receipt of notice of such third-party claim, suit, action or proceeding, the Indemnified Party shall have the right, but not the obligation, to undertake the defense of any such third-party claim, suit, action or proceeding.
               (ii) With regard to non-enforcement related Required Remedial Environmental Compliance Activity, the Indemnifying Party shall have the obligation to assist the Indemnified Party by providing information regarding past noncompliance to delineate the necessary extent of the Required Remedial Environmental Compliance Activity and to indemnify the Indemnified Party for Reasonable Costs and Expenses incurred in performing the Required Remedial Environmental Compliance Activity as recommended by an environmental professional. Prior to performing any Activity, the Indemnified Party shall have the obligation to provide reasonable notice to the Indemnifying Party of the voluntary Required Remedial Environmental Compliance Activity recommended by the environmental professional. At the request of the Indemnifying Party, the Indemnified party will provide the Indemnifying Party a reasonable opportunity to comment on the proposed Activity and direct the environmental professional recommending the Activity to consider these comments before finalizing its proposal. The Indemnifying Party has no right or opportunity pursuant to this Agreement to veto the environmental professional’s final proposal once their comments have been considered.
          (c) The Indemnifying Party shall not be required to indemnify the Indemnified Party with respect to any amounts paid in settlement of any third-party suit, action, proceeding or investigation entered into without the written consent of the Indemnifying Party; provided, however, that if the Indemnified Party is the Buyer, such third-party suit, action, proceeding or investigation may be settled without the consent of the Indemnifying Party on 10 days’ prior written notice to the Indemnifying Party if such third-party suit, action, proceeding or investigation is then unreasonably interfering with the business or operations of Buyer and the settlement is commercially reasonable under the circumstances; and provided further, that if the Indemnifying Party gives 10 days’ prior written notice to the Indemnified Party of a settlement offer which the Indemnifying Party desires to accept and to pay all Losses with respect thereto (“Settlement Notice”) and the Indemnified Party fails or refuses to consent to such settlement within 10 days after delivery of the Settlement Notice to the Indemnified Party, and such settlement otherwise complies with the provisions of this Section 8.4, the Indemnifying Party shall not be liable for Losses arising from such third-party suit, action, proceeding or investigation in excess of the amount proposed in such settlement offer. Notwithstanding the foregoing, no Indemnifying Party will consent to the entry of any judgment or enter into any settlement without the consent of the Indemnified Party, if such judgment or settlement imposes any obligation or liability upon the Indemnified Party other than the execution, delivery or approval thereof and customary releases of claims with respect to the subject matter thereof. This subparagraph (c) does not apply to Indemnified Party’s performance of non-enforcement related Required Remedial Environmental Compliance Activities or Indemnifying Party’s indemnification of same.
          (d) The parties shall cooperate in defending any such third-party suit, action, proceeding or investigation, and the Indemnifying Party shall have reasonable access to the books and records, and personnel in the possession or control of the Indemnified Party that are pertinent to the defense. The Indemnified Party may join the Indemnifying Party in any suit, action, claim or proceeding brought by a third party, as to which any right of indemnity created by this Agreement would or might apply, for the purpose of enforcing any right of the indemnity granted to such Indemnified Party pursuant to this Agreement. This subparagraph (d) does not apply to Indemnified Party’s performance of non-enforcement related Required Remedial Environmental Compliance Activities or Indemnifying Party’s indemnification of same.
     8.5 Subrogation. Each Indemnifying Party hereby waives for itself and its Affiliates any rights to subrogation against any Indemnified Party or its insurers for Losses arising from any third-party claims for which it is liable or against which it indemnifies any Indemnified Party and, if necessary, each Indemnifying Party shall obtain waivers of such subrogation from its, his or her insurers.
     8.6 Set-Off. Buyer (or any of its Affiliates) shall have set-off rights against any sums due under the terms of the Promissory Note for any amount owed to Buyer pursuant to this Article VIII.
     8.7 Accounts Receivable Indemnification. If any of the Receivables reflected in the Closing Balance Sheet prepared pursuant to Section 2.3(c)(i) are not collected in full, net of any reserves for bad debts stated therein and as taken into account in determining the Net Working Capital Adjustment Amount as provided in Section 2.3, including all reasonable out-of-pocket collection expenses incurred in connection with Buyer’s commercially reasonable efforts to collect any such Receivable, regardless of success (such amounts being the “AR Shortfall”), by the date that is 120 days after the Closing Date, upon written notice by Buyer delivered to Seller not later than the date that is 150 days after the Closing Date, Buyer may make a claim for indemnification for the full amount of the AR Shortfall, and Seller shall indemnify, save and hold harmless Buyer for such amount.
ARTICLE IX
TERMINATION
     9.1 Grounds for Termination. This Agreement may be terminated at any time prior to the Closing Date:
          (a) Mutual Consent. By the written agreement of Buyer and Seller; or
          (b) Optional by Seller. By Seller by written notice to Buyer, if the Closing shall have failed to occur by 5:00 p.m., in Houston, Texas on June 30, 2005, but only if no Selling Party has breached this Agreement or have failed to perform any of its respective obligations under this Agreement;

          (c) Optional by Buyer. By Buyer, by written notice to Seller, if the Closing shall have failed to occur by 5:00 p.m. in Houston, Texas on June 30, 2005, but only if Buyer has not breached this Agreement or has failed to perform any of its obligations under this Agreement;
          (d) Breach by Buyer. By Seller, by written notice to Buyer, if Buyer has materially breached this Agreement; or
          (e) Breach by the Selling Parties. By Buyer, by written notice to Seller, if any Selling Party has materially breached this Agreement.
     9.2 Effect of Termination. If this Agreement is terminated as permitted under Section 9.1, such termination shall be without liability of any party to any other party, except that such termination shall be without prejudice to any and all remedies the parties may have against each other for breach of this Agreement.
ARTICLE X
MISCELLANEOUS
     10.1 Notice. Any notice, delivery or communication required or permitted to be given under this Agreement shall be in writing, and shall be mailed, postage prepaid, or delivered, to the addresses given below, or sent by telecopy to the telecopy numbers set forth below, as follows:
To Selling Parties:
c/o Trevco, Inc.
P.O. Box 446
Craig, Colorado 81625
Attention: Tom E. Trevenen
Telecopy: 970-824-6963
With a copy to:
Castor & Associates
743 Horizon Court, Ste. 204
Grand Junction, CO 81506
Attention: Douglas E. Briggs
Telephone: 970-242-9012
Telecopy: 970-245-1730
To Buyer:
c/o SPI Petroleum LLC
1120 Northwest 63rd Street, Ste. 300
Oklahoma City, Oklahoma, 73116
Attention: President
Telecopy: 405.848.3508

With a copy to:
Bracewell & Giuliani LLP
711 Louisiana, Suite 2300
Houston, TX 77002-2770
Attention: Gray H. Muzzy
Telecopy: 713.221.1571
or other such address as shall be furnished in writing by any such party to the other parties, and such notice shall be effective and be deemed to have been given as of the date actually received.
     To the extent any notice provision in any other agreement, instrument or document required to be executed or executed by the parties in connection with the transactions contemplated herein contains a notice provision which is different from the notice provision contained in this Section 10.1 with respect to matters arising under such other agreement, instrument or document, the notice provision in such other agreement, instrument or document shall control.
     10.2 Further Documents. Selling Parties shall, at any time and from time to time after the date hereof, upon request by Buyer and without further consideration, execute and deliver such instruments or other documents and take such further action as may be reasonably required in order to perfect any other undertaking made by Selling Parties hereunder.
     10.3 Assignability. Selling Parties shall not assign this Agreement in whole or in part without the prior written consent of Buyer, except by the operation of law. Buyer shall not assign its rights under this Agreement without the prior written consent of Seller, except by the operation of law.
     10.4 Exhibits and Schedules. The Exhibits and Schedules (and any appendices thereto) referred to in this Agreement are and shall be incorporated herein and made a part hereof.
     10.5 Sections and Articles. Unless the context otherwise requires, all Sections, Articles and Exhibits referred to herein are, respectively, sections and articles of, and exhibits to, this Agreement.
     10.6 Entire Agreement. This Agreement constitutes the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless hereafter made in writing and signed by the party to be bound, and no modification shall be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement. No waiver by any party with respect to any breach or default or of any right or remedy and no course of dealing shall be deemed to constitute a continuing waiver of any other breach or default or of any other right or remedy, unless such waiver be expressed in writing signed by the party to be bound. Failure of a party to exercise any right shall not be deemed a waiver of such right or rights in the future.
     10.7 Headings. Headings as to the contents of particular articles and sections are for convenience only and are in no way to be construed as part of this Agreement or as a limitation of the scope of the particular articles or sections to which they refer.
     10.8 CONTROLLING LAW. THE VALIDITY, INTERPRETATION AND PERFORMANCE OF THIS AGREEMENT AND ANY DISPUTE CONNECTED HEREWITH SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OKLAHOMA.
     10.9 Public Announcements. Selling Parties hereby agree that no Selling Party shall make any press release, public announcement, or public confirmation or disclose any other information regarding this Agreement or the contents hereof.
     10.10 No Third Party Beneficiaries. No person or entity not a party to this Agreement shall have rights under this Agreement as a third party beneficiary or otherwise.
     10.11 Amendments and Waivers. This Agreement may be amended by the Buyer and the Selling Parties to the extent permitted by applicable law; provided, however, that no such amendment shall (a) alter or change any provision of this Agreement, the alteration or change of which must be adopted by the Owners under the articles of organization of Seller or applicable law, or (b) alter or change this Section 10.11, unless each such alteration or change is adopted by the Owners as may be required by the articles of organization of Seller or applicable law. All amendments to this Agreement must be by an instrument in writing signed on behalf of Buyer and Selling Parties. Any term or provision of this Agreement (other than the requirements for Owner approvals) may be waived in writing at any time by the party which is, or whose Owners are, entitled to the benefits thereof.
     10.12 Number and Gender of Words. Whenever herein the singular number is used, the same shall include the plural where appropriate and words of any gender shall include each other gender where appropriate.
     10.13 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws, such provisions shall be fully severable as if such invalid or unenforceable provisions had never comprised a part of the Agreement; and the remaining provisions of the Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be automatically as a part of this Agreement, a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.
     10.14 Multiple Counterparts. This Agreement may be executed in a number of identical counterparts. If so executed, each of such counterparts is to be deemed an original for all purposes and all such counterparts shall, collectively, constitute one agreement, but, in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

     10.15 No Rule of Construction. All of the parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.
     10.16 Expenses. Each of the parties shall bear all of their own expenses in connection with the negotiation and closing of this Agreement and the transactions contemplated hereby.
(signature pages to follow)

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered on the date first hereinabove written.

BUYER: SPI PETROLEUM LLC
By:	/s/ George Fastuca
George Fastuca
Chief Financial Officer

SIMONS PETROLEUM, INC.
By:	/s/ George Fastuca
George Fastuca
Treasurer

SPI ACQUISITION LLC
By:	SPI PETROLEUM LLC,
its managing member

By:	/s/ George Fastuca
George Fastuca
Chief Financial Officer

SELLER: TREVCO, INC.
By:	/s/ Thomas E. Trevenen
	Name:	Thomas E. Trevenen
	Title:	CEO

NJS: N&J SHINGLE OIL SERVICES LIMITED LIABILITY COMPANY
By:	/s/ Jeff Trevenen
	Name:	Jeff Trevenen
	Title:	President

Signature Page

JTT: TOM E. TREVENEN D/B/A/ J&T TRUCKING
By:	/s/ Tom E. Trevenen
	Name:	Tom E. Trevenen
	Title:	Owner

OWNERS:
/s/ Tom E. Trevenen
Name:	Tom E. Trevenen

/s/ Claudia A. Trevenen
Name:	Claudia A. Trevenen

/s/ Jeffrey S. Trevenen
Name:	Jeffrey S. Trevenen

/s/ Clayton J. Trevenen by Claudia Trevenen POA
Name:	Clayton J. Trevenen

ANNEX I
Index of Defined Terms

“Accounting Firm”	Section 2.3(c)(1)
“Affiliate”	Section 4.15(b)
“Agreement”	Preamble
“Allocation”	Section 2.5
“AR Shortfall”	Section 8.7
“Assumed Liabilities”	Section 3.2
“Balance Sheet”	Section 4.7
“Balance Sheet Date”	Section 4.7
“Barclay Property”	Section 6.3(c)
“Business”	Recitals
“Buyer”	Preamble
“Buyer Indemnified Parties”	Section 8.2
“Buyer Related Documents”	Section 5.2
“Cash Adjustment Amount”	Section 2.3(a)(1)
“Cash Consideration”	Section 2.2(a)(i)
“Chevron Assets”	Section 2.1(f)(xi)
“Closing”	Section 1.1
“Closing Balance Sheet”	Section 2.3(a)(2)
“Closing Balance Sheet Date”	Section 2.3(a)(3)
“Closing Cash Consideration”	Section 2.2(b)(2)
“Closing Date”	Section 1.1
“Closing Estimate”	Section 2.3(b)
“Company Debt”	Section 6.10
“Contracts”	Section 2.1(a)(iii)
“Controlled Group”	Section 4.20
“Craig Property”	Section 6.3(c)
“Environmental Law”	Section 4.6
“Environmental, Health and Safety Liabilities”	Section 4.19(b)
“ERISA”	Section 4.20
“Excluded Assets”	Section 2.1(e)
“Excluded Liabilities”	Section 3.2
“Facilities”	Section 2.3(a)(3)
“Fair Market Value”	Section 4.19(a)
“Final Cash Consideration”	Section 2.3(c)(1)
“GAAP”	Section 2.3(a)(3)
“Grand Junction Lease”	Section 2.1(f)(viii)
“Grand Junction Property”	Section 6.3(c)
“Hazardous Materials”	Section 4.19(c)
“Holdback Amount”	Section 2.2(b)(2)
“Included Current Assets”	Section 2.3(a)(3)
“Included Current Liabilities”	Section 2.3(a)(3)
“Indemnified Party”	Section 8.4(a)
“Indemnifying Party”	Section 8.4(a)

Annex-1

“Intellectual Property”	Section 2.1(a)(viii)
“IRS”	Section 2.5
“JTT Vehicles”	Section 2.1(c)
“Leases”	Section 2.1(f)(viii)
“Liens”	Section 4.10(a)
“Losses”	Section 8.2
“Marketer Agreement”	Section 2.1(f)(xi)
“Material Contracts”	Section 4.11
“Meeker Property”	Section 6.3(c)
“Net Working Capital Adjustment”	Section 2.3(a)(3)
“Net Working Capital Balance”	Section 2.3(a)(3)
“NJS Vehicles”	Section 2.1(b)
“Noncompetition Payments”	Section 6.3
“Note Adjustment Amount”	Section 2.3(a)(4)
“Other Vehicle Consideration ”	Section 2.2(a)(iii)
“Other Vehicles”	Section 2.1(c)
“Owner” and “Owners”	Preamble
“Owner Assets”	Section 2.1(d)
“Owner Related Document”	Section 4.3
“Parent”	Preamble
“Parties”	Preamble
“Permits”	Section 2.1(a)(vii)
“Promissory Note”	Section 2.2(a)(ii)
“Proration Amount”	Section 2.4
“Purchase Price”	Section 2.2(a)
“Purchased Assets”	Section 2.1
“Rangeley Property”	Section 6.3(c)
“Reasonable Costs and Expenses”	Section 8.2(d)
“Receivables”	Section 2.1(a)(v)
“Release”	Section 4.19(d)
“Required Remedial Environmental Compliance Activities”	Section 8.2(d)
“Seller”	Preamble
“Seller Assets”	Section 2.1(a)
“Seller Debt Pay-Off Agreements”	Section 6.10
“Seller Financial Statements”	Section 4.7
“Seller Indemnified Parties”	Section 8.3
“Seller Material Adverse Effect”	Section 4.17
“Seller Plans”	Section 4.20
“Seller Properties”	Section 6.3(c)
“Seller Related Document”	Section 4.3
“Seller’s Accountants”	Section 2.3(c)(1)
“Selling Parties”	Preamble
“Senior Preferred Units”	Section 2.2(a)(iii)
“Settlement Notice”	Section 8.4(c)
“Significant Customer”	Section 4.22
“Significant Supplier”	Section 4.22

Annex-2

“SPI”	Preamble
“Subordination Agreement”	Section 2.2(a)(ii)
“Survival Period”	Section 8.1
“Tax Returns ”	Section 2.5
“Total Asset Deficiency”	Section 2.3(A)(5)

Annex-3